Exhibit 99.2

EVERQUOTE, INC.

INDUCEMENT PERFORMANCE STOCK UNIT AGREEMENT

This Performance Stock Unit Agreement (this “Agreement”) is made as of August 13, 2021 (“Agreement Date”) between EverQuote, Inc., a Delaware corporation (the “Buyer” or “Company”), and the Participant. The terms and conditions attached hereto are also a part hereof.

Notice of Grant

I.	Agreement Date

Agreement Date:	August 13, 2021

II.	Participant Information

Participant:	[__________]
Participant Address:	[__________]

III.	Grant Information

Grant Date:	August 13, 2021
Number of Performance Stock Units (“PSUs”):	[_____]

IV.	Vesting Table

Vesting Date	Dollar Value of PSUs that Vest
Revenue Determination Date for the First Milestone Period	Up to $[________]
Revenue Determination Date for the Second Milestone Period	Up to $[________]
Revenue Determination Date for the Third Milestone Period	Up to $[________]
Vesting shall be subject to the conditions and limitations set forth in Attachment 1. In no event shall more than [_____] shares of the Company’s Class A Common Stock be issued under this Agreement in the aggregate (the “Aggregate Cap”), as further described in Attachment 1. [All vesting is dependent on the Participant continuing to remain employed by the Company, as provided herein.][1]

[Signature page to follow]

[1]	Included in Inducement Performance Stock Unit Agreements where vesting is conditioned upon continued employment with the Company.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Agreement Date. By executing this Notice of Grant, the Participant hereby acknowledges that the Participant has read this Notice of Grant, the terms and conditions attached hereto and Attachment 1 attached hereto and understands and agrees to comply with the terms and conditions of this Agreement.

EVERQUOTE, INC.	PARTICIPANT

Name: Jayme Mendal Title: President and Chief Executive Officer	Name: [__________]

EVERQUOTE, INC.

Inducement Performance Stock Unit Agreement

Terms and Conditions

For valuable consideration, receipt of which is acknowledged, the parties hereto agree as follows:

1.	Award of Performance Stock Units.

In consideration of employment with the Company by the Participant, the Company has granted to the Participant, subject to the terms and conditions set forth in this Agreement, an award with respect to the number of performance stock units (the “PSUs”) set forth in the Notice of Grant that forms part of this Agreement (the “Notice of Grant”). Each PSU represents the right to receive one share of Class A Common Stock, $0.001 par value per share, of the Company (the “Class A Common Stock”) upon vesting of the PSU, subject to the terms and conditions set forth herein.

The PSUs were granted to the Participant pursuant to the inducement grant exception under Nasdaq Stock Market Rule 5635(c)(4), and not pursuant to the Company’s 2018 Equity Incentive Plan (the “Plan”) or any equity incentive plan of the Company, as an inducement that is material to the Participant’s employment with the Company.

2.	Vesting.

The vesting of the PSUs shall be contingent upon [both]2 the achievement of specified performance metrics [and the Participant’s continued employment]3, as set forth in Attachment 1 hereto and the Vesting Table set forth in the Notice of Grant (the “Vesting Table”) [whether or not Participant is then a Company employee]4. Any fractional shares resulting from the application of any percentages used in Attachment 1 or the Vesting Table shall be rounded down to the nearest whole number of PSUs.

(a)    Upon the vesting of the PSU, the Company will deliver to the Participant, for each PSU that becomes vested, one share of Class A Common Stock, subject to the payment of any taxes pursuant to Section 7. The Class A Common Stock will be delivered to the Participant as soon as practicable following each vesting date, but in any event within 30 days of such date. Notwithstanding anything herein to the contrary, in the sole discretion of the Board of Directors of the Company (the “Board”), the Company may, with respect to any applicable vesting date of the PSU, deliver to the Participant cash having a fair market value equal to the number of shares of Class A Common Stock underlying the portion of the PSU that vested on such date, payable within 30 days of the vesting date, less applicable taxes.

[2]	Included in Inducement Performance Stock Unit Agreements where vesting is conditioned upon continued employment with the Company.
[3]	Included in Inducement Performance Stock Unit Agreements where vesting is conditioned upon continued employment with the Company.
[4]	Included in Inducement Performance Stock Unit Agreements where vesting is not conditioned upon continued employment with the Company.

3.	[Forfeiture of Unvested PSUs Upon Cessation of Employment.

In the event that the Participant ceases to be an employee of the Company or any other entity the employees of which are eligible to receive PSUs under the Plan (an “Eligible Participant”) for any reason or no reason, with or without cause, all of the PSUs that are unvested as of the time of such cessation shall be forfeited immediately and automatically to the Company, without the payment of any consideration to the Participant, effective as of such cessation. The Participant shall have no further rights with respect to the unvested PSUs or any Class A Common Stock that may have been issuable with respect thereto. If the Participant is employed by a subsidiary of the Company, any references in this Agreement to employment with the Company shall instead be deemed to refer to employment with such subsidiary.]5

4.	Restrictions on Transfer.

(a)    The Participant shall not sell, assign, transfer, pledge, hypothecate or otherwise dispose of, by operation of law or otherwise (collectively “transfer”), any PSUs, or any interest therein, except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order. However, the Board shall permit the gratuitous transfer of PSUs by the Participant to or for the benefit of any immediate family member, family trust or other entity established for the benefit of the Participant and/or an immediately family member thereof if the Company would be eligible to use Form S-8 under the Securities Act of 1933, as amended, for the registration of the sale of the Class A Common Stock subject to this award to such proposed transferee. A permitted transferee shall deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement. The Company shall not be required to treat as the owner of any PSUs or issue any Class A Common Stock to any transferee to whom such PSUs have been transferred in violation of any of the provisions of this Agreement.

[(b)    The restrictions on transfer set forth in Section 1.5(d) of the Equity Purchase Agreement (as defined in Attachment 1) applicable to shares of Class A Common Stock issued pursuant to Section 1.5 of the Equity Purchase Agreement shall apply mutatis mutandis to shares of Class A Common Stock issued upon the vesting of PSUs hereunder.]6

5.	Rights as a Stockholder; Dividend Equivalents.

The Participant shall have no rights as a stockholder of the Company with respect to any shares of Class A Common Stock that may be issuable with respect to the PSUs until the issuance of the shares of Class A Common Stock to the Participant following the vesting of the PSUs. Except to the extent required by Section 6 of this Agreement, the Participant shall not receive an amount equal to any dividends or other distributions declared and paid on an equal number of outstanding shares of Class A Common Stock.

[5]	Included in Inducement Performance Stock Unit Agreements where vesting is conditioned upon continued employment with the Company.
[6]	Included in Inducement Performance Stock Unit Agreements where vesting is not conditioned upon continued employment with the Company.

6.	Adjustments for Changes in Class A Common Stock and Certain Other Events.

(a)    Changes in Capitalization. In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, any dividend or distribution to holders of Class A Common Stock other than an ordinary dividend, the number and class of securities subject to the PSUs shall be equitably adjusted by the Company in a manner determined by the Board.

(b)    Reorganization Events.

(i)    Definition. A “Reorganization Event” shall mean: (a) any merger or consolidation of the Company with or into another entity as a result of which all of the Class A Common Stock is converted or exchanged for the right to receive cash, securities or other property or is cancelled, (b) any transfer or disposition of all of the Class A Common Stock for cash, securities or other property pursuant to a share exchange or other transaction or (c) any liquidation or dissolution of the Company.

(ii)    Consequences of a Reorganization Event on PSUs.

(A)    In connection with a Reorganization Event, the Board may take one or more of the following actions as to all or any (or any portion of) outstanding PSUs on such terms as the Board determines: (i) provide that the PSUs shall be assumed, or substantially equivalent PSUs shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof), (ii) upon written notice to a Participant, provide that the unvested portion of the Participant’s PSUs will terminate immediately prior to the consummation of such Reorganization Event, (iii) provide that restrictions to a PSU will lapse, in whole or in part prior to or upon such Reorganization Event, (iv) in the event of a Reorganization Event under the terms of which holders of Class A Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the “Acquisition Price”), make or provide for a cash payment to the Participant with respect PSUs equal to (A) the number of shares of Class A Common Stock subject to the vested portion of the PSUs (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such Reorganization Event) multiplied by (B) the excess, if any, of (I) the Acquisition Price over (II) any tax withholdings, in exchange for the termination of the PSUs, (v) provide that, in connection with a liquidation or dissolution of the Company, the PSUs shall convert into the right to receive liquidation proceeds (if applicable net of any tax withholdings) and (vi) any combination of the foregoing.

(B)    For purposes of Section 6(b)(ii)(A)(i) above, the PSUs shall be considered assumed if, following the consummation of the Reorganization Event, such PSUs confer the right to purchase or receive pursuant to the terms of such PSUs, for each share of Class A Common Stock subject to the PSUs immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Class A Common Stock for each share of Class A Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Class A Common Stock); provided, however, that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise or settlement of the PSUs to consist solely of such number of shares of common stock of the acquiring or succeeding corporation (or an affiliate thereof) that the Board determines to be equivalent in value (as of the date of such determination or another date specified by the Board) to the per share consideration received by holders of outstanding shares of Class A Common Stock as a result of the Reorganization Event.

(C)    Notwithstanding anything in this Section 6(b) to the contrary, for purposes of determining the correct number of PSUs outstanding immediately prior to the consummation of a Reorganization Event, the outstanding PSUs shall be determined based on the actual dollar value of the PSUs immediately prior to the consummation of the Reorganization Event pursuant to Attachment 1 and not based on the maximum dollar value of the PSUs stated in the Vesting Schedule.

7.	Tax Matters.

(a)    Acknowledgments; No Section 83(b) Election. The Participant acknowledges that he or she is responsible for obtaining the advice of the Participant’s own tax advisors with respect to the award of PSUs and the Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents with respect to the tax consequences relating to the PSUs. The Participant understands that the Participant (and not the Company) shall be responsible for the Participant’s tax liability that may arise in connection with the acquisition, vesting and/or disposition of the PSUs. The Participant acknowledges that no election under Section 83(b) of the Internal Revenue Code, as amended (the “Code”), is available with respect to PSUs.

(b)    Withholding.

(i)    The Participant acknowledges and agrees that the Company has the right to deduct from payments of any kind otherwise due to the Participant any federal, state, local or other taxes of any kind required by law to be withheld with respect to the vesting of the PSUs. At such time as the Participant is not aware of any material nonpublic information about the Company or the Class A Common Stock, the Participant shall execute the instructions set forth in Schedule A attached hereto (the “Automatic Sale Instructions”) as the means of satisfying such tax obligation. If the Participant does not execute the Automatic Sale Instructions prior to an applicable vesting date, then the Participant agrees that if under applicable law the Participant will owe taxes at such vesting date on the portion of this award then vested the Company shall be entitled to immediate payment from the Participant of the amount of any tax required to be withheld by the Company. The Company shall not deliver any shares of Class A Common Stock to the Participant until it is satisfied that all required withholdings have been made.

(ii)    Solely to the extent that the Board determines, in its discretion, to permit the satisfaction of withholding obligations through the Company retaining shares of Class A Common Stock having a fair market value (valued in the manner determined by the Board) equal to the withholding taxes due to the Company, the total tax withholding where Class A Common Stock is being used to satisfy such tax obligations cannot exceed the Company’s minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). Class A Common Stock shares used to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements.

8.	Miscellaneous.

(a)    Administration and Delegation. This Agreement shall be administered by the Board and, solely to the extent contemplated by Attachment 1, the Seller Representative. The Board may delegate any or all of its powers to one or more committees or subcommittees of the Board (a “Committee”). All references in this Agreement to the Board shall mean the Board or a Committee. The Board, to the extent not inconsistent with the provisions of the Equity Purchase Agreement (as defined in Attachment 1), shall have the authority to: adopt, amend and repeal such administrative rules guidelines and practices relating to this Agreement as it shall deem advisable; construe and interpret the terms of this Agreement; correct any defect, supply any omission or reconcile any inconsistency of this Agreement in the manner and to the extent it shall deem expedient, and it shall be the sole and final judge of such expediency. All decisions by the Board shall be made in the Board’s sole discretion and shall be final and binding on all persons having or claiming an interest in this Agreement. Notwithstanding any other provisions of this Agreement, neither the Seller Representative nor any individual acting as a director, officer, employee or agent of the Company will be liable to any Participant or any other person for any claim, loss, liability, or expense incurred in connection with this Agreement, nor will such individual be personally liable with respect to this Agreement because of any contract or other instrument he or she executes in his or her capacity as a Seller Representative, director, officer, employee or agent of the Company. The Company will indemnify and hold harmless each director, officer, employee or agent of the Company to whom any duty or power relating to the administration or interpretation of this Agreement has been or will be delegated, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Board’s approval) arising out of any act or omission to act concerning this Agreement unless arising out of such person’s own fraud or bad faith.

(b)    Amendment of Agreement; Acceleration; Waiver. The Board, to the extent not inconsistent with the provisions of the Equity Purchase Agreement, may amend, modify or terminate this Agreement at any time. The Participant’s consent to such action shall not be required if the Board determines that the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under this Agreement or the change is permitted under Section 6; provided that the Seller Representative is authorized to provide any such consent on behalf of the Participant. The Board may at any time provide that the PSUs shall become free from some or all restrictions or conditions, including by waiving the achievement of the applicable performance measures.

(c)    No Right to Continued Employment. The Participant acknowledges and agrees that[, notwithstanding the fact that the vesting of the PSUs is contingent upon his or her continued employment with the Company,]7 this Agreement does not constitute an express or

[7]	Included in Inducement Performance Stock Unit Agreements where vesting is conditioned upon continued employment with the Company.

implied promise of a continued employment relationship with the Participant or confer upon the Participant any rights with respect to a continued employment relationship with the Company or any affiliate of the Company.

(d)    Section 409A.

(i)    The PSUs awarded pursuant to this Agreement are intended to be exempt from or comply with the requirements of Section 409A of the Code and the Treasury Regulations issued thereunder (“Section 409A”). The delivery of shares of Class A Common Stock on the vesting of the PSUs may not be accelerated or deferred unless permitted or required by Section 409A.

(ii)    If, as of the date of the Participant’s “separation from service” from the Company: (i) this award or the delivery of any shares of Class A Common Stock provided to a Participant pursuant to this Agreement in connection with his or her termination constitutes “nonqualified deferred compensation” and (ii) the Participant is a “specified employee” (all within the meaning of Section 409A), then in each case as determined by the Company in accordance with its procedures, by which determinations the Participant (through accepting the PSUs) agrees that he or she is bound, such shares of Class A Common Stock shall not be paid before the day that is six months plus one day after the date of “separation from service” (the “New Payment Date”), except as Section 409A may then permit. The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

(iii)    Notwithstanding anything in this Section 8(d) to the contrary, the Company makes no representations or warranty and shall have no liability to the Participant or any other person if the PSUs awarded pursuant to this Agreement are not exempt from, or compliant with, Section 409A.

(e)    Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Class A Common Stock pursuant to this Agreement until (i) all conditions of this award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company’s counsel, all other legal matters in connection with the issuance and delivery of the shares have been satisfied, including any applicable securities laws and regulations and any applicable stock exchange or stock market rules and regulations and (iii) the Participant has executed and delivered to the Company such representations and agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(f)    Participant’s Acknowledgements. The Participant acknowledges that he or she: (i) has read this Agreement; (ii) has been advised to seek legal representation in the preparation, negotiation and execution of this Agreement by legal counsel of the Participant’s own choice or has voluntarily declined to seek such counsel; (iii) understands the terms and consequences of this Agreement; and (iv) is fully aware of the legal and binding effect of this Agreement.

(g)    Governing Law. This Agreement shall be construed, interpreted and enforced in accordance with the internal laws of the State of Delaware without regard to any applicable conflicts of laws provisions.

Schedule A

Automatic Sale Instructions

The undersigned hereby consents and agrees that any taxes due on a vesting date as a result of the vesting of PSUs on such date shall be paid through an automatic sale of shares as follows:

(a)    Upon any vesting of PSUs pursuant to Section 2 hereof, the Company shall arrange for the sale of such number of shares of Class A Common Stock issuable with respect to the PSUs that vest pursuant to Section 2 as is sufficient to generate net proceeds sufficient to satisfy the Company’s minimum statutory withholding obligations with respect to the income recognized by the Participant upon the vesting of the PSUs (based on minimum statutory withholding rates for all tax purposes, including payroll and social security taxes, that are applicable to such income), and the net proceeds of such sale shall be delivered to the Company in satisfaction of such tax withholding obligations.

(b)    The Participant hereby appoints the Chief Executive Officer, Chief Financial Officer, General Counsel and Secretary of the Company, and any of them acting alone and with full power of substitution, to serve as his or her attorneys in fact to arrange for the sale of the Participant’s Class A Common Stock in accordance with this Schedule A. The Participant agrees to execute and deliver such documents, instruments and certificates as may reasonably be required in connection with the sale of the shares pursuant to this Schedule A.

(c)    The Participant represents to the Company that, as of the date hereof, he or she is not aware of any material nonpublic information about the Company or the Common Stock and is not prohibited from entering into these Automatic Sale Instructions by the Company’s insider trading policy or otherwise. The Participant and the Company have structured this Agreement, including this Schedule A, to constitute a “binding contract” relating to the sale of Common Stock, consistent with the affirmative defense to liability under Section 10(b) of the Securities Exchange Act of 1934 under Rule 10b5-1(c) promulgated under such Act.

The Company shall not deliver any shares of Class A Common Stock to the Participant until it is satisfied that all required withholdings have been made.

Participant Name: [__________]

Date: August 13, 2021

Attachment 1